EXHIBIT (12)
                       SPRINT CORPORATION
                    COMPUTATION OF  RATIO OF
                    EARNINGS TO FIXED CHARGES
                          (In Millions)

                             1993      1992      1991      1990      1989

Income from continuing
 operations                $480.6    $496.1    $472.7    $351.1    $353.0
Capitalized interest         (8.1)    (11.3)    (15.0)    (16.9)    (21.4)
Income tax provision        295.3     282.3     242.9     173.9     151.9

Subtotal                    767.8     767.1     700.6     508.1     483.5

Fixed charges
 Interest charges           460.5     522.4     563.3     549.9     556.5
 Interest factor of
  operating rents           117.8     116.3     105.6      94.6      86.4
 Pre-tax cost of
  preferred stock
  dividends of
  subsidiaries                1.6       2.1       2.4       2.5       2.6

Total fixed charges         579.9     640.8     671.3     647.0     645.5

Earnings, as adjusted    $1,347.7  $1,407.9  $1,371.9  $1,155.1  $1,129.0

Ratio of earnings to
fixed charges <1>           2.32      2.20      2.04      1.79      1.75


 <1>Earnings as computed for the ratio of earnings to fixed
    charges includes the nonrecurring merger, integration and restructuring costs of $293 million recorded in 1993 and nonrecurring charges of $58 million (after the effect of minority interest) recorded in 1990. In the absence of these nonrecurring costs, the ratio of earnings to fixed charges would have been 2.83 and 1.87 for 1993 and 1990, respectively.

 NOTE : The above ratios have been computed by dividing fixed charges into the sum of (a) income from continuing operations less capitalized interest included in income, (b) income taxes, and (c) fixed charges. Fixed charges consist of interest on all indebtedness (including amortization of debt issuance expenses), the interest component of operating rents and the pre-tax cost of preferred stock dividends of subsidiaries.